Exhibit 99.1

BiondVax announces Second Quarter 2022 Financial Results and Provides Business Update

JERUSALEM, Aug. 25, 2022 /PRNewswire/ -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today published its financial results for the quarter ended June 30, 2022 and provided a business update.

Business Update

●	Development of the NanoAb program is proceeding according to plan. A pilot quantity of the lead NanoAb, a COVID-19 therapy, was manufactured in-house then sent for preclinical inhalation device evaluation and selection of an inhaler for human use.

●	In September 2022, BiondVax plans to initiate an inhalation proof of concept study with its anti-SARS-COV-2 NanoAbs in COVID-19 infected animals with readout expected in November 2022.

●	BiondVax currently holds several anti-SARS-COV-2 NanoAb candidates, generated and initially characterized by Max Planck Institute for Multidisciplinary Sciences in Göttingen together with University Medical Center Göttingen and exclusively licensed from Max-Planck-Innovation GmbH, which demonstrated high affinity to and strong neutralization of COVID-19 VoCs including Omicron BA1&2 and will be testing them in the coming months for neutralization of BA2.75 and BA5.

●	BiondVax received supportive Scientific Advice from the Paul Ehrlich Institute (PEI) for its COVID-19 NanoAb development plans. PEI supported BiondVax’s plan for first-in-human clinical trial to be conducted directly in sick patients as a combined Phase 1/2a, testing both safety and efficacy, thereby shortening BiondVax’s clinical development timelines.

●	As part of their broader research collaboration with BiondVax, the researchers at Max Planck Institute for Multidisciplinary Sciences in Göttingen and University Medical Center Gottingen have been able to successfully isolate new NanoAbs targeting IL-17A/F and other cytokines, which can be used for treatment of other diseases such as psoriasis, psoriatic arthritis, asthma, and macular degeneration. BiondVax has an exclusive option for an exclusive license to further develop and commercialize these drug candidates.

Second Quarter 2022 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.5 (NIS/$US), the rate as of the close of business on June 30, 2022.

●	R&D expenses for the three months ended June 30, 2022 were NIS 6.5 million ($1.85 million) compared to NIS 1.9 million for the three months ended June 30, 2021. Total R&D expenses for the six months ended June 30, 2022 were NIS 10.1 million ($2.9 million) compared to NIS 4.6 million for the six months ended June 30, 2021. These increases were primarily due to drug development activities related to the new COVID-19 NanoAb program licensed from Max-Planck-Innovation GmbH in December 2021.

●	Marketing, general and administrative expenses for the three months ended June 30, 2022 were NIS 4.3 million ($1.2 million) compared to NIS 7.0 million for the three months ended June 30, 2021. Total marketing, general and administrative expenses for the six months ended June 30, 2022 were NIS 8.9 million ($2.5 million) compared to NIS 11 million for the six months ended June 30, 2021. These decreases were primarily due to salaries and related expenses of NIS 1.2 million and share based payment of NIS 1 million.

●	Financial expenses for the three months ended June 30, 2022 were NIS 2.1 million ($0.6 million) compared to NIS 3.0 million for the three months ended June 30, 2021. Financial expenses for the six months ended June 30, 2022 were NIS 3.2 million ($1 million) compared to NIS 4.5 million for the six months ended June 30, 2021. These decreases were primarily due to currency exchange differences and EIB loan financial expenses.

●	Total operating expenses for the three months ended June 30, 2022 were NIS 10.8 million ($3.1 million) compared to NIS 8.9 million for the three months ended June 30, 2021. Total operating expenses for the six months ended June 30, 2022 were NIS 19 million ($5.5 million) compared to NIS 15.6 million for the six months ended June 30, 2021.

●	Net loss for the for the three months ended June 30, 2022 was NIS 12.9 million ($3.7 million) compared to NIS 12.0 million for the three months ended June 30, 2021. Net loss for the six months ended June 30, 2022 was NIS 22.3 million ($6.4 million) compared to NIS 20.2 million for the six months ended June 30, 2021. These increases were primarily due to an increase in R&D expenses, offset by a decrease in marketing, general and administrative expenses as described above.

As of June 30, 2022, BiondVax had cash and cash equivalents of NIS 39.5 million ($11.3 million) compared to NIS 54.0 million as of December 31, 2021.

Unaudited second quarter financial results will be submitted to the Securities and Exchange Commission. A summary is included in the tables below.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the timing of future clinical trials, and the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

BALANCE SHEETS

In thousands, except share and per share data

							Convenience
							Translation
	December 31,		June 30,				June 30,
	2021		2021		2022		2022
	Audited		Unaudited				Unaudited
	NIS		N I S				U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	54,036		39,883		39,499		11,285
Other receivables	1,012		2,641		626		179

Total current assets	55,048		42,524		40,125		11,464

LONG TERM ASSETS:

Property, plant and equipment	38,519		38,979		39,250		11,214
Right-of-use assets	5,588		6,109		5,227		1,494
Restricted cash	444		437		484		138
Other long-term assets	-		-		485		139

Total non-current assets	44,551		45,525		45,446		12,985

Total assets	99,599		88,049		85,571		24,449

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Trade payables	3,107		2,635		2,057		588
Operating lease liabilities	773		764		857		245
Loan from others	-		64,248		18,706		5,345
Other payables	3,327		1,739		1,898		542

Total current liabilities	7,207		69,386		23,518		6,720

LONG TERM LIABILITIES:

Operating lease liabilities	5,712		6,047		5,536		1,582
Loan from others	63,252		-		51,954		14,843
Other payables	-		1,135		-		-
Severance pay liability, net	95		95		95		27

Total long-term liabilities	69,059		7,277		57,585		16,452

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at June 30, 2022, (unaudited) June 30, 2021 (unaudited) and at December 31, 2021; Issued and outstanding: 747,153,064 shares at June 30, 2022 (unaudited), 573,285,824 shares at June 30, 2021 (unaudited) and 739,048,544 shares at December 31, 2021	(*	)	(*	)	(*	)	(*	)
Share premium	388,104		356,358		391,507		111,859
Accumulated deficit	(364,771)		(344,972)		(387,039)		(110,582)

Total Equity	23,333		11,386		4,468		1,277

Total liabilities and shareholders’ equity	99,599		88,049		85,571		24,449

(*)	Represents less than NIS\USD 1.

STATEMENTS OF COMPREHENSIVE LOSS
In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2021	2021	2022	2021	2022	2022
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	10,341	1,900	6,495	4,653	10,148	2,900
Marketing, general and administrative	24,528	7,002	4,286	11,007	8,919	2,548
Other income	(40)	-	-	-	-	-

Total operating expenses	34,829	8,902	10,781	15,660	19,067	5,448

Operating loss	(34,829)	(8,902)	(10,781)	(15,660)	(19,067)	(5,448)

Financial income	5,716	-	1,571	822	2,783	796
Financial expense	(10,865)	(3,091)	(3,642)	(5,341)	(5,984)	(1,710)

Net loss and total comprehensive loss	(39,978)	(11,993)	(12,852)	(20,179)	(22,268)	(6,362)

Basic and diluted net loss per share	(0.07)	(0.03)	(0.02)	(0.04)	(0.03)	(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	564,575,9 67	573,205 ,607	746,898,6 71	552,140,0 30	745,817, 220	745,817,2 20

The notes in the Company’s quarterly report are an integral part of the financial statements. The complete financial results are available in the Form 6-K to be filed with the Securities and Exchange Commission.

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